CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

Exhibit 11

	Nine Months Ended May 31,		Three Months Ended May 31,
	2001	2000	2001	2000

AVERAGE MARKET PRICE PER SHARE	$0.57	$2.24	$0.45	$2.08

NET INCOME (LOSS)	($718,727)	($296,482)	$33,225	($463,591)

Basic weighted average number of common shares outstanding	3,177,492	3,141,703	3,185,325	3,166,425

Diluted effect of stock options	-	-	-	-
Diluted weighted average number of common shares outstanding	3,177,492	3,141,703	3,185,325	3,166,425
Basic earnings (loss) per share	($.23)	($.09)	$.01	($.15)
Diluted earnings (loss) per share	($.23)	($.09)	$.01	($.15)